City of Buenos Aires, April 29th, 2024

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of directors and members of the Supervisory Committee.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and Comisión Nacional de Valores in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings resolved: (i) to reelect Marcos Marcelo Mindlin as regular director and president of the Company, Damián Miguel Mindlin and María Carolina Sigwald as regular directors, and Mauricio Penta and Clarisa Vittone as alternate directors. Marcos Marcelo Mindlin, Damián Miguel Mindlin, María Carolina Sigwald and Mauricio Penta are non-independent directors and Clarisa Vittone is an independent director; (ii) to appoint Sofía Julia Pomares, replacing Darío Epstein; and Lucas Sebastián Amado, replacing María Renata Scafati, as independent regular directors; and (iii) to appoint María Vázquez, replacing Diana Mondino, and Veronica Cheja, replacing Emilse Juárez, as independent alternate directors.

The appointments mentioned in item (i) will be for 3 terms, until December 31, 2026, and those mentioned in items (ii) and (iii) will be until the expiration of the terms of the corresponding resigning directors.

Additionally, the Company’s Shareholders Meetings approved: (i) the renewal of the positions of José Daniel Abelovich and Germán Wetzler Malbrán, as regular and alternate members of the Supervisory Committee, respectively; (ii) the appointment of Tomás Arnaude and Roberto Antonio Lizondo, as regular members of the Supervisory Committee; and (iii) the appointment of Martín Fernández Dussaut, as an alternate member of the Supervisory Committee.

Sincerely,

María Agustina Montes

Head of Market Relations